Exhibit 13.5

Subject Line: Re: HomeUnion’s IPO

Banner copy: Seize Your Opportunity!

Dear [name],

Don’t miss your opportunity to purchase shares in our company’s IPO.

As a reminder, we are offering our clients the ability to purchase shares in HomeUnion’s IPO, which is targeted for November 17, 2016.

We have reserved 5% of the total shares offered in the IPO for certain persons associated with us, including valued clients like yourself.

This offering is made under SEC Regulation A. For more information, please read the preliminary offering circular.

To purchase your shares, please contact Paul Choi, Head of Operations at B. Riley & Co., at 310-689-2214, or click below to inquire by email.

[Button: INQUIRE NOW]

I look forward to having you as a shareholder in our company!

Thank you,

Don Ganguly
Founder & CEO

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. No offer to buy the securities can be accepted and no part of the purchase price can be applied to the purchase before the offering statement is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date.

No money or other consideration is being solicited, and if sent in response, will not be accepted prior to qualification of the offering statement. A person's indication of interest involves no obligation or commitment of any kind. IPO reservations with B. Riley & Co. are not deemed firm orders, and funds in B. Riley % Co. customer accounts remain under customer control, until qualification of the offering statement.

B. Riley & Co., LLC is a FINRA registered broker-dealer and a member of SIPC.